Exhibit 99.1

BON Announces Share Repurchase Program for up to US$1.0 Million

XI’AN, China, June 3, 2025 (GLOBE NEWSWIRE) — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), a leading bio-ingredient solution provider in the natural, health and personal care industry, today announced its board of directors approved a share repurchase program pursuant to which the Company may purchase up to $1.0 million of its Class A ordinary shares.

Under the share repurchase program, the Company is authorized to repurchase its shares from time to time in the open market. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. The share repurchase program does not obligate the Company to purchase any particular number of shares and may be suspended, modified, or discontinued at any time.

The Company has appointed TradeUp Securities as its exclusive agent to purchase securities pursuant to the terms of a Purchase Plan Agreement.

About Bon Natural Life Limited (“BON”)

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit the Company’s website at http://www.bnlus.com.

For more information, please contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.